                                                                    EXHIBIT 99.1

                        REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Stockholders of Orbital Imaging Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity, and cash flows present fairly, in all material respects, the financial position of Orbital Imaging Corporation and its subsidiary at December 31, 1999 and December 31, 2000, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has experienced continuing operating losses, defaulted on its senior notes and requires additional financing to meet its capital requirements to launch its high resolution satellites and its operating requirements through December 31, 2001. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



PricewaterhouseCoopers LLP
April 16, 2001
McLean, Virginia

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Orbital Imaging Corporation:


We have audited the accompanying consolidated statements of operations, stockholders' equity, and cash flows of Orbital Imaging Corporation and subsidiaries for the year ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Orbital Imaging Corporation and subsidiaries for the year ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America.



KPMG LLP
Washington, D.C.
January 22, 1999, except for the second paragraph of
Note 4 which is as of March 23, 2000.

                           ORBITAL IMAGING CORPORATION
                           CONSOLIDATED BALANCE SHEETS

                        (IN THOUSANDS, EXCEPT SHARE DATA)



                                                                                           DECEMBER 31,
                                                                                   ----------------------------
                                                                                      1999              2000
                                                                                   ----------        ----------
                           ASSETS
Current assets:
   Cash and cash equivalents................................................       $    4,855        $    4,146
   Available-for-sale securities, at fair value.............................           32,407                 -
   Restricted held-to-maturity securities, at amortized cost................           12,932                 -
   Receivables and other current assets, net of allowances of $80 and
       $64, respectively....................................................            5,525            10,752
                                                                                   ----------        ----------
         Total current assets...............................................           55,719            14,898
Property, plant and equipment, at cost, less accumulated
   depreciation of $10,841 and $14,268, respectively........................           31,937            36,619
Satellites and related rights, at cost, less accumulated depreciation
   and amortization of $30,973 and $39,578, respectively....................          261,622           283,543
Other assets................................................................           10,560             9,269
                                                                                   ----------        ----------
         Total assets.......................................................       $  359,838        $  344,329
                                                                                   ==========        ==========

             LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable and accrued expenses.....................................       $   14,341        $   15,435
  Current portion of deferred revenue                                                   9,277             8,904
  Senior notes..............................................................                -           216,154
                                                                                   ----------        ----------
        Total current liabilities...........................................           23,618           240,493
Senior notes................................................................          214,575                 -
Deferred revenue, net of current portion....................................           15,334             6,970
Deferred tax liabilities....................................................               77                 -
                                                                                   ----------        ----------
        Total liabilities...................................................          253,604           247,463

Preferred stock subject to repurchase, par value $0.01; 10,000,000 shares authorized; Series A 12% cumulative convertible, 2,000,000 shares authorized, 772,561 and 868,052 shares issued and outstanding,
    respectively (liquidation value of $78,801 and $88,541, respectively)              91,563           106,103

Stockholders' equity (deficit):
    Common stock, par value $0.01; 75,000,000 shares authorized; 25,214,000
       shares issued and outstanding........................................              252               252
    Additional paid-in-capital..............................................           87,285            87,469
    Accumulated deficit.....................................................          (72,866)          (96,958)
                                                                                   ----------        ----------
        Total stockholders' equity (deficit)................................           14,671            (9,237)
                                                                                   ----------        -----------
            Total liabilities and stockholders' equity (deficit)............       $  359,838        $  344,329
                                                                                   ==========        ==========


          See accompanying notes to consolidated financial statements.

                           ORBITAL IMAGING CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                YEARS ENDED DECEMBER 31,
                                                                  ---------------------------------------------------
                                                                       1998               1999               2000
                                                                  -------------      -------------      -------------
Revenues...................................................       $      11,663      $      18,587      $      24,123
Direct expenses............................................              15,215             21,212             26,696
                                                                  -------------      -------------      -------------
Gross loss.................................................              (3,552)            (2,625)            (2,573)
Selling, general and administrative expenses...............               7,328             10,362              9,216
                                                                  -------------      -------------      -------------
Loss from operations.......................................             (10,880)           (12,987)           (11,789)
Interest income............................................               1,915              2,636              2,160
                                                                  -------------      -------------      -------------
Loss before benefit for income taxes.......................              (8,965)           (10,351)            (9,629)
Benefit for income taxes...................................              (3,286)            (3,629)               (77)
                                                                  -------------      -------------      -------------
Net loss...................................................       $      (5,679)     $      (6,722)     $      (9,552)
                                                                  =============      =============      =============

Loss per common share -- basic and diluted (1).............       $       (1.05)     $       (0.79)     $       (0.96)
Loss available to common stockholders......................       $     (26,538)     $     (19,796)     $     (24,092)
Weighted average shares outstanding - basic and diluted(1)           25,214,000         25,214,000         25,214,000

----------

(1) All potentially dilutive securities, such as preferred stock subject to repurchase, warrants and stock options, are antidilutive and are excluded due to the net loss for each year presented.


          See accompanying notes to consolidated financial statements.

                           ORBITAL IMAGING CORPORATION
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                  ADDITIONAL
                                                       COMMON STOCK                PAID-IN         ACCUMULATED
                                                   SHARES          AMOUNT          CAPITAL           DEFICIT           TOTAL
                                                 ----------        ------          --------         ----------       ----------
BALANCE AS OF DECEMBER 31, 1997.............     25,214,000           252            75,285            (26,532)          49,005

Common stock warrants issued, net                        --            --             7,594                 --            7,594
Deemed dividends on issuance of
  preferred stock subject to
  repurchase................................             --            --                --             (9,975)          (9,975)
Issuance of compensatory stock
  options...................................             --            --               323                 --              323
Preferred stock dividends...................             --            --                --            (10,884)         (10,884)
Capital contributed.........................             --            --             3,580                 --            3,580
Net loss....................................             --            --                --             (5,679)          (5,679)
                                                 ----------        ------          --------         ----------       ----------

BALANCE AS OF DECEMBER 31, 1998.............     25,214,000           252            86,782            (53,070)          33,964

Issuance of stock options...................             --            --               413                 --              413
Capital contributed.........................             --            --                90                 --               90
Preferred stock dividends...................             --            --                --            (13,074)         (13,074)
Net loss....................................             --            --                --             (6,722)          (6,722)
                                                 ----------        ------          --------         ----------       ----------

BALANCE AS OF DECEMBER 31, 1999.............     25,214,000           252            87,285            (72,866)          14,671

Issuance of stock options...................             --            --               184                 --              184
Preferred stock dividends...................             --            --                --            (14,540)         (14,540)
Net loss....................................             --            --                --             (9,552)          (9,552)
                                                 ----------        ------          --------         ----------       ----------

BALANCE AS OF DECEMBER 31, 2000.............     25,214,000        $  252          $ 87,469         $  (96,958)      $   (9,237)
                                                 ==========        ======          ========         ==========       ===========


          See accompanying notes to consolidated financial statements.

                           ORBITAL IMAGING CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                              YEARS ENDED DECEMBER 31,
                                                                              -----------------------------------------------------
                                                                                 1998                  1999                 2000
                                                                              ----------            ----------           ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss...............................................................    $   (5,679)           $   (6,722)          $   (9,552)
   Adjustments to reconcile net loss to net cash (used in)
      provided by operating activities:

      Depreciation, amortization and other................................        12,857                14,258               14,923
      Deferred tax benefit................................................        (3,286)               (3,629)                 (77)
   Changes in assets and liabilities:
      Increase in receivables and other current assets....................          (700)               (4,502)              (4,873)
      (Increase) decrease in other assets.................................          (532)                  357                  (59)
      Increase (decrease) in accounts payable and accrued
        expenses..........................................................        12,370                (2,686)               1,076
      Decrease in deferred revenue........................................        (5,172)               (7,609)              (8,736)
                                                                              ----------            ----------           ----------
         NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES..............         9,858               (10,533)              (7,298)
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures...................................................      (108,533)              (92,388)             (38,445)
   Purchases of restricted held-to-maturity securities                           (32,185)               (7,306)                  --
   Purchases of available-for-sale securities.............................      (119,783)              (53,698)             (23,491)
   Maturities of restricted held-to-maturity securities                            7,568                19,691               12,984
   Maturities of available-for-sale securities............................        60,905                38,362               46,699
   Sales of available-for-sale securities.................................        35,818                17,671                8,842
   Payment for business acquisition.......................................        (5,000)                   --                   --
                                                                              ----------            ----------           ----------
        NET CASH USED IN INVESTING ACTIVITIES.............................      (161,210)              (77,668)              (6,589)
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net proceeds from issuance of long-term obligations....................       136,682                67,974                   --
   Net proceeds from issuance of common stock warrants....................         7,594                    --                   --
   Net proceeds from issuance of preferred stock subject to
     Repurchase...........................................................        21,275                    --                   --
                                                                              ----------            ----------           ----------
        NET CASH PROVIDED BY FINANCING ACTIVITIES.........................       165,551                67,974                   --
                                                                              ----------            ----------           ----------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS......................        14,199               (20,227)                (709)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR..............................        10,883                25,082                4,855
                                                                              ----------            ----------           ----------
CASH AND CASH EQUIVALENTS, END OF YEAR....................................    $   25,082            $    4,855           $    4,146
                                                                              ==========            ==========           ==========

SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid...........................................................    $    9,009            $   20,582           $   26,163
                                                                              ==========            ==========           ==========

NON-CASH ITEMS:
  Preferred stock dividends                                                   $   10,884            $   13,074           $   14,540
  Deemed dividend on issuance of preferred stock subject to
    repurchase............................................................         9,975                    --                   --
  Capital contributed -- tax basis adjustment.............................         3,580                    90                   --
  Capitalized compensatory stock options                                             119                   174                  161
  Capitalized lease obligation............................................           223                    --                   --


          See accompanying notes to consolidated financial statements.

                           ORBITAL IMAGING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  RELATIONSHIP WITH ORBITAL

     In 1991, the ORBIMAGE operating division of Orbital Sciences Corporation ("Orbital") was established to manage the development of remote imaging satellites which would collect, process and distribute digital imagery of land areas, oceans and the atmosphere. In 1992, Orbital Imaging Corporation ("ORBIMAGE") was incorporated in Delaware as a wholly owned subsidiary of Orbital. On May 8, 1997 and July 3, 1997, ORBIMAGE issued preferred stock to private investors to fund a significant portion of the remaining costs of existing projects (the "Private Placement"). Orbital also purchased additional common stock, bringing its total common equity investment to approximately $91.5 million. Also on May 8, 1997, ORBIMAGE executed certain contracts with Orbital whereby all assets and liabilities of Orbital's operating division, ORBIMAGE, were sold to ORBIMAGE at the historical cost.

     ORBIMAGE had four contracts with Orbital at the beginning of 2000: (i) the ORBIMAGE System Procurement Agreement dated November 18, 1996, as amended (the "System Procurement Agreement"), (ii) the OrbView-2 License Agreement dated May 8, 1997 (the "OrbView-2 License"), (iii) the Amended and Restated Administrative Services Agreement dated May 8, 1997 (the "Administrative Services Agreement"), and (iv) the Stock Purchase Agreement dated October 26, 1999, as amended (the "Stock Purchase Agreement").

     Under the System Procurement Agreement, ORBIMAGE purchased (i) the OrbView-1 satellite, (ii) an exclusive license entitling ORBIMAGE to all of the economic rights and benefits of the OrbView-2 satellite, (iii) the OrbView-3 satellite and launch service, (iv) the OrbView-4 satellite and launch service and (v) the ground system assets used to command and control the satellites as well as receive and process imagery. Pursuant to the System Procurement Agreement through December 31, 2000, ORBIMAGE has committed to purchase various satellites, rights and ground systems for approximately $279.9 million, net of $31.0 million which will be funded by the U.S. Air Force through a contract with Orbital. ORBIMAGE incurred costs of approximately $94.3 million, $33.0 million and $4.8 million for the years ended December 31, 1998, 1999 and 2000, respectively, under the System Procurement Agreement. As of December 31, 2000, ORBIMAGE has remaining commitments under the System Procurement Agreement of $17.6 million, net of $31.0 million, which will be funded by the U.S. Air Force through a contract with Orbital.

      In March 2000, the System Procurement Agreement was amended to increase the cost of the OrbView-3 and OrbView-4 satellites by $14 million. In exchange for permitting ORBIMAGE to pay this cost increase in the form of post-launch, on-orbit incentives, the Stock Purchase Agreement was amended to reduce Orbital's stock purchase commitment to $12.5 million from $25.0 million. On June 29, 2000, the Stock Purchase Agreement was terminated. In connection with the termination of the Stock Purchase Agreement, the System Procurement Agreement was amended to require Orbital to advance ORBIMAGE on January 31, 2001 $20.0 million previously paid by ORBIMAGE under the System Procurement Agreement (the "Orbital Advance"). Orbital is entitled to reinvoice ORBIMAGE for this amount on the earlier of nine months after the launch of OrbView-4 or six months after the launch of OrbView-3, but in no event earlier than November 30, 2001. As further detailed in Note 17 below, Orbital has not made the Orbital Advance. The amended System Procurement Agreement also requires Orbital to pay ORBIMAGE a $2.5 million cash penalty if OrbView-4 is not launched by May 31, 2001, and an additional $2.5 million cash penalty if neither OrbView-3 nor OrbView-4 is launched by July 31, 2001. As further discussed in Note 17 below, Orbital made a $1 million advance payment on the May 31, 2001 $2.5 million cash penalty.

     Under the OrbView-2 License Agreement, Orbital has granted an exclusive worldwide license to ORBIMAGE to use and sell OrbView-2 imagery. Pursuant to the terms of the OrbView-2 License Agreement, Orbital has assigned to ORBIMAGE all amounts that are due or become due to Orbital under a contract Orbital has with NASA to deliver OrbView-2 imagery, and ORBIMAGE has sole responsibility for operating and controlling the satellite.

     Under the Administrative Services Agreement, ORBIMAGE is reimbursing Orbital for management, legal, financial services, office space and other administrative services, as well as certain direct and indirect operating services provided by Orbital. ORBIMAGE incurred costs of approximately $2.7 million, $2.1 million and $2.7 million for the years ended December 31, 1998, 1999 and 2000, respectively, under the Administrative Services Agreement. The term of the Administrative Services Agreement is expected to terminate on or before December 31, 2001.

     In 1998, ORBIMAGE entered into an agreement with Orbital and MacDonald, Dettwiler and Associates Ltd. ("MDA"), a Canadian subsidiary of Orbital, under which ORBIMAGE acquired the exclusive worldwide distribution rights for the RadarSat-2 satellite imagery (the "RadarSat-2 License"). Under the RadarSat-2 License, MDA would own and operate the RadarSat-2 satellite, and would provide operations, data reception, processing, archiving and distribution services to ORBIMAGE. ORBIMAGE's acquisition of the RadarSat-2 License was to cost $60.0 million, of which $30.0 million was paid in 1999. The remaining payments were not to exceed $15.0 million in 2001, $10.0 million in 2002 and $5.0 million upon the successful on-orbit checkout of RadarSat-2. Approximately $260.0 million of RadarSat-2's $320 million estimated total cost will be funded by the Canadian Space Agency through a contract with Orbital and MDA. As discussed in Note 17 below, the RadarSat-2 License Agreement was terminated on February 9, 2001 and replaced with a new RadarSat-2 Territorial License agreement (the "RadarSat-2 Territorial License"), pursuant to which MDA granted to ORBIMAGE an exclusive territorial license to distribute and sell RadarSat-2 imagery in the United States for $40 million. The $30 million of RadarSat-2 payments previously remitted to MDA under the original RadarSat-2 License agreement were applied to the $40 million license fee under the RadarSat-2 Territorial License. The remaining $10 million obligation is to be paid by ORBIMAGE in two equal installments of $5 million each on July 2, 2002 and December 31, 2002. ORBIMAGE is also obligated to pay 60 percent of the operating costs for RadarSat-2, up to a maximum of $6 million per year. On February 9, 2001, ORBIMAGE and Orbital entered into a purchase agreement whereby Orbital agreed to purchase receivables from ORBIMAGE for an aggregate purchase price of $10 million (the "Purchase Agreement"). Orbital is obligated to make up to two $5 million cash purchases of receivables to coincide with the payment dates set forth in the RadarSat-2 Territorial License. Orbital's obligation to make each purchase under the Purchase Agreement is conditioned, among other things, on ORBIMAGE notifying Orbital of its inability to make such payments to MDA due to financial hardship.

     Amounts due to Orbital of $9.2 million, $0.6 million, and $2.1 million as of December 31, 1998, 1999 and 2000, respectively, were included in accounts payable and accrued expenses.

     For the year ended December 31, 2000, ORBIMAGE recorded revenue of $0.3 million on contracts with Orbital.

     Two ORBIMAGE directors are also directors of Orbital.

(2)  NATURE OF OPERATIONS

     The OrbView-1 satellite was launched in 1995 and provides severe weather and atmospheric images, including global lightning information and measurements used in analyzing atmospheric temperature information. The OrbView-2 satellite was launched on August 1, 1997, and completed its on-orbit checkout in October 1997. ORBIMAGE recognized revenues related to the OrbView-2 satellite of $9.1 million, $10.5 million and $10.6 million for the years ended December 31, 1998, 1999 and 2000, respectively. The OrbView-4 satellite is currently scheduled to be launched in the third quarter of 2001 and will provide one-meter panchromatic and four-meter multispectral imagery of the Earth. The OrbView-3 satellite is currently expected to be launched in the first quarter of 2002 and will provide one-meter panchromatic, four-meter multispectral and eight-meter hyperspectral imagery of the Earth. The imagery provided by both OrbView-3 and OrbView-4 will have a broad range of applications for U.S. and foreign national security and many commercial and scientific markets. ORBIMAGE acquired the current RadarSat Territorial License in February 2001. RadarSat-2 is currently expected to be launched in 2003 and will provide high-resolution commercial radar imaging.

(3)  ABILITY TO CONTINUE AS A GOING CONCERN

     On February 15, 2001, ORBIMAGE announced that it would not make the $13.1 million interest payment scheduled to be made on March 1, 2001 to the holders of its senior notes, and that it had retained a financial advisor to assist in, among other things, restructuring these notes. ORBIMAGE also disclosed that it is having discussions with Orbital, its preferred shareholders and others in pursuit of additional sources of capital to meet its funding needs. Subsequent to March 31, 2001, the note holders can demand redemption of the senior notes and/or file an involuntary bankruptcy petition against ORBIMAGE under chapter 11 of the U.S. Bankruptcy Code. All amounts relating to the senior notes have been classified as current liabilities in the accompanying December 31, 2000 balance sheet. Accordingly, substantial doubt exists regarding ORBIMAGE's ability to continue as a going concern.

     ORBIMAGE's ability to continue as a going concern is dependent on restructuring the senior notes, receiving adequate financing on favorable terms, a timely and successful launch of one of the OrbView high-resolution satellites, the continued expansion of commercial services, adequate customer acceptance of ORBIMAGE's products and services, and other factors.

     At December 31, 2000, ORBIMAGE had approximately $4.1 million of cash and cash equivalents. Assuming a successful restructuring of the senior notes (which would include, among other things, a waiver from making interest payments for the period), management estimates additional financing of approximately $20 million will be necessary to launch the OrbView-4 satellite and to meet ORBIMAGE's capital and operating requirements through December 31, 2001. ORBIMAGE has incurred losses since its inception, and management believes that it will continue to do so for the foreseeable future. ORBIMAGE does not expect to generate net positive cash flow from operations sufficient to fund both operations and capital expenditures until the second quarter of 2002, when both OrbView-3 and OrbView-4 are currently expected to be operational.

     Although ORBIMAGE is currently pursuing other financing sources to meet its capital and operating requirements, including new equity and debt financing and further investments from its existing shareholders, there can be no assurance that additional financing will be available on favorable terms or on a timely basis, if at all. If ORBIMAGE is unable to achieve its plan, it may be forced to liquidate its assets for significantly less than their current carrying value.

(4)  SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     In connection with the 1999 Form 10-K filing, management restated its previously issued consolidated financial statements as of and for the year ended December 31, 1998. Accordingly, the original Annual Report on Form 10-K for 1998 was amended and an Annual Report on Form 10-K/A was filed in March 2000.

Principles of Consolidation

     The consolidated financial statements include the accounts of ORBIMAGE and, in 1999 and 2000, its wholly owned subsidiary. All material intercompany transactions and accounts have been eliminated in consolidation.

Revenue Recognition

     ORBIMAGE's principal source of revenue is the sale of satellite imagery to customers, value-added resellers and distributors. Such sales often require ORBIMAGE to provide imagery over the term of a multi-year sales contract. Accordingly, ORBIMAGE recognizes revenues on imagery contracts on a straight-line basis over the delivery term of the contract. Deferred revenue represents receipts in advance of the delivery of imagery.

     ORBIMAGE recognizes revenue on the contracts to construct OrbView-3 and OrbView-4 distributor ground stations and contracts to provide image processing services using the percentage-of-completion method of accounting. Revenue on these contracts is recognized based on costs incurred in relation to total estimated costs. To the extent that estimated costs of completion are adjusted, revenue and profit recognized from a particular contract will be affected in the period of the adjustment. Anticipated contract losses are recognized as they become known.

Services Provided by Orbital

     A substantial part of ORBIMAGE's administrative services, including information systems and human resources, is provided to ORBIMAGE at cost by Orbital. ORBIMAGE believes that the cost of these services, as provided for in the accompanying statements of operations, approximates the cost of similar services if obtained directly by ORBIMAGE.

Stock-Based Compensation

     Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123") requires companies to recognize as expense the fair value of all stock-based awards on the date of grant, or (ii) continue to apply the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and provide pro forma net income (loss) disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS 123 had been applied.

     ORBIMAGE has elected to continue to apply the provision of APB 25 and provide the pro forma disclosure provisions of SFAS 123 (see Note 15). Compensation expense is recognized over the vesting period for stock option grants to employees that have market values in excess of the strike price. To the extent that ORBIMAGE grants stock options to non-employee consultants or advisors, ORBIMAGE records costs equal to the fair value of the options granted as of the measurement date as determined using a Black-Scholes model.

Cash and Cash Equivalents

     ORBIMAGE considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Securities

     Management determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when ORBIMAGE has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. The held-to-maturity securities were restricted by provisions of the senior notes.

     Securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. The amortized cost of available-for-sale securities is adjusted for amortization of premiums and accretion of discounts to maturity. Amortization, accretion, and realized gains and losses are included in interest income. The cost of securities sold is based on the specific identification method.

     Securities with original maturities of more than three months, but not more than one year, are classified as current assets. Securities with original maturities of more than one year are classified as long-term assets.

     As of December 31, 1999, ORBIMAGE had available-for-sale securities invested primarily in commercial paper with an amortized cost basis of $32.4 million. There were no differences between the amortized cost basis of the available-for-sale securities and their fair values. As of December 31, 2000 there were no available-for-sale securities.

     As of December 31, 1999, ORBIMAGE had held-to-maturity securities invested in U.S. Treasury securities with fair values of $12.9 million and amortized cost base of $12.9 million. These securities were pledged as security for repayment of interest on the senior notes. As of December 31, 2000 there were no held-to-maturity securities.

     Included in cash and cash equivalents was $2.4 million of commercial paper as of December 31, 1999. No commercial paper was held as of December 31, 2000.

Financial Instruments

     The carrying amounts for ORBIMAGE's cash and cash equivalents, receivables, accounts payable and accrued expenses approximate fair value. The fair values for securities (see above) and senior notes (see Note 11) are based on quoted market prices.

     Two foreign distributors have issued letters of credit to ORBIMAGE as credit enhancements for the construction of regional distributor ground stations. One letter of credit has a face value of $13.5 million and expires on July 31, 2001 and the other letter of credit has a face value of $4.0 million and expires on May 4, 2001. The face values for the letters of credit approximate fair value.

     ORBIMAGE does not have any derivative financial instruments as of December 31, 2000, and believes that the interest rate risk associated with its senior notes and the market risk associated with its securities are not material to the results of operations of ORBIMAGE.

Satellites and Related Rights and Property, Plant and Equipment

     ORBIMAGE is purchasing the OrbView-1, OrbView-3 and OrbView-4 satellites, the OrbView-2 License and the ground system assets pursuant to the System Procurement Agreement. ORBIMAGE is purchasing the RadarSat-2 Territorial License pursuant to a separate agreement with MDA. Amortization of the capitalized costs begins when the assets are placed in service.

     ORBIMAGE capitalizes interest costs in connection with the construction of satellites and related ground system assets. The capitalized interest is recorded as part of the historical cost of the asset to which it relates and will be amortized over the asset's useful life when placed in service. For the years ended December 31, 1998, 1999 and 2000, capitalized interest totaled $10.9 million, $23.7 million and $28.8 million, respectively.

     Depreciation and amortization are provided using the straight-line method as follows:

                    Ground system assets......    8 years
                    Furniture and equipment...    3 to 5 years
                    OrbView-1.................    3 years
                    OrbView-2.................    7 1/2 years
                    Leasehold improvements....    Shorter of estimated useful
                                                  life of lease or lease term

Income Taxes

     ORBIMAGE recognizes income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided as necessary.

(5)  EMPLOYEE BENEFIT PLAN

     ORBIMAGE's employees participate in the Orbital Imaging Corporation Retirement Savings Plan, as amended, a defined contribution plan (the "Plan") in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended. ORBIMAGE's contributions to the Plan are made based on certain plan provisions and at the discretion of the Board of Directors. For the years ended December 31, 1998, 1999 and 2000, ORBIMAGE's contribution expense was $0.3 million, $0.5 million and $0.2, respectively.

(6)  COMPREHENSIVE INCOME (LOSS)

     As of January 1, 1998, ORBIMAGE adopted Statement of Financial Accounting Standard ("SFAS") No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of SFAS No. 130 had no impact on ORBIMAGE's net loss or stockholders' equity. For the years ended December 31, 1998, 1999 and 2000, there were no material differences between net loss as reported and comprehensive income (loss).

(7)  LOSS PER COMMON SHARE

     The computations of basic and diluted loss per common share for the years ended December 31, 1998, 1999 and 2000 were as follows (in thousands, except share data):

                                                                                     YEARS ENDED DECEMBER 31,
                                                                     ---------------------------------------------------------
                                                                         1998                  1999                  2000
                                                                     -------------         -------------         -------------
Numerator for basic and diluted loss per common share:
   Net loss..................................................        $      (5,679)        $      (6,722)        $      (9,552)

   Preferred stock dividends.................................              (20,859)              (13,074)              (14,540)
                                                                     -------------         -------------         -------------
Loss available to common stockholders........................        $     (26,538)        $     (19,796)        $     (24,092)
                                                                     =============         =============         =============

Denominator for basic and diluted loss per common share --
  weighted average shares (1)................................           25,214,000            25,214,000            25,214,000

Loss per common share -- basic and diluted (1)...............        $       (1.05)        $       (0.79)        $       (0.96)
                                                                     =============         =============         =============

----------

(1) All potentially dilutive securities, such as preferred stock subject to repurchase, warrants and stock options, are antidilutive and are excluded due to the net loss for each year presented.

(8)  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment as of December 31, 1999 and 2000 consisted of the following (in thousands):

                                                                  DECEMBER 31,
                                                           -------------------------
                                                             1999            2000
                                                           ---------       ---------
        Land........................................       $     213       $     213
        Ground system assets........................          38,189          45,908
        Furniture and equipment.....................           2,569           2,888
        Leasehold improvements......................           1,807           1,878
        Accumulated depreciation and amortization...         (10,841)        (14,268)
                                                           ---------       ---------
                  Total.............................       $  31,937       $  36,619
                                                           =========       =========

     Depreciation and amortization totaled $2.5 million, $3.2 million and $3.4 million for the years ended

December 31, 1998, 1999 and 2000, respectively.

(9)  SATELLITES AND RELATED RIGHTS

     Satellites and related rights as of December 31, 1999 and 2000 consisted of the following (in thousands):

                                                        DECEMBER 31,
                                               ----------------------------
                                                  1999              2000
                                               ----------        ----------
        In service:
          OrbView-1....................        $   12,327        $   12,327
          Accumulated depreciation.....           (12,327)          (12,327)

          OrbView-2 License............            64,543            64,543
          Accumulated amortization.....           (18,646)          (27,251)
                                               ----------        ----------
                                                   45,897            37,292
        Satellites and rights in process          215,725           246,251
                                               ----------        ----------
                  Total                        $  261,622        $  283,543
                                               ==========        ==========

     Satellite depreciation and amortization totaled $9.4 million, $8.6 million and $8.6 million for the years ended December 31, 1998, 1999 and 2000, respectively.

(10) INCOME TAXES

     The benefit for income taxes for the years ended December 31, 1998, 1999 and 2000 consisted of the following (in thousands):

                                                                     YEARS ENDED DECEMBER 31,
                                                         ------------------------------------------------
                                                           1998                1999                2000
                                                         --------            --------            --------
        Current benefit:
          U.S. Federal..........................         $     --            $     --            $     --
          State.................................               --                  --                  --
                                                         --------            --------            --------
                  Total current benefit.........               --                  --                  --
        Deferred benefit:
          U.S. Federal..........................            2,979               3,460                  72
          State.................................              307                 169                   5
                                                         --------            --------            --------
                  Total deferred benefit........            3,286               3,629                  77
                                                         --------            --------            --------
                  Total benefit for income taxes         $  3,286            $  3,629            $     77
                                                         ========            ========            ========

     The income tax benefit for the years ended December 31, 1998, 1999 and 2000 were different from those computed using the statutory U.S. Federal income tax rate as follows:

                                                        YEARS ENDED DECEMBER 31,
                                            -----------------------------------------------
                                               1998               1999                2000
                                              ------             ------              ------
                                            (RESTATED)
        U.S. Federal statutory rate            (34.0)%            (34.0)%             (34.0)%
        State income taxes.........             (2.3)              (1.7)               (2.5)
        Valuation allowance........                --                 --               37.4
        Other......................             (0.4)               0.6                (1.7)
                                              ------             ------              ------
        Effective rate.............            (36.7)%            (35.1)%              (0.8)%
                                              ======             ======              ======

     The tax effects of significant temporary differences as of December 31, 1999 and 2000 were as follows (in thousands):

                                                             DECEMBER 31,
                                                      --------------------------
                                                         1999             2000
                                                      ---------        ---------
        Deferred tax assets:
           Differences in revenue recognition.        $   8,866        $   5,948
           Net operating loss carryforward....            9,726           15,994
           Other..............................              830              877
                                                      ---------        ---------
        Deferred tax assets...................           19,422           22,819
        Less:  valuation allowance............               --           (3,600)
                                                      ---------        ----------
        Net deferred tax assets...............           19,422           19,219
        Deferred tax liabilities:
          Differences in the tax treatment of
             satellites and related rights....           19,499           19,219
                                                      ---------        ---------
        Net deferred tax liability............        $      77        $      --
                                                      =========        =========

     The increase in valuation allowance is principally the result of current year operating losses. Management believes it is more likely than not that its existing deferred tax assets will not be realized. As of December 31, 2000, ORBIMAGE had net operating loss carryforwards totaling $44.8 million, which expire beginning the year ending December 31, 2013. Such net operating loss carryforwards are subject to certain limitations and other restrictions.

(11) SENIOR NOTES

General

     On February 25, 1998, ORBIMAGE issued 150,000 units consisting of senior notes and 1,312,746 warrants for common stock, raising net proceeds of approximately $144.6 million. The gross proceeds of the units offering of $150.0 million were allocated: $142.1 million to the senior notes and $7.9 million to the value of the warrants recorded as a debt discount. On April 22, 1999, ORBIMAGE completed an add-on debt offering raising net proceeds of approximately $68.1 million. The debt discount and issuance costs are amortized using the interest method as an adjustment to interest expense over the term of the senior notes resulting in an effective yield of approximately 13.4%. As of December 31, 2000, the senior notes had a fair value of $33.8 million as estimated by quoted market prices.

Interest

     Interest on the senior notes accrues at a rate of 11 5/8% per annum and is payable semi-annually in arrears on March 1 and September 1. As discussed in
Note 3 above, ORBIMAGE announced on February 15, 2001 that it would not make the $13.1 million interest payment scheduled to be made on March 1, 2001 to the holders of its senior notes, and that it had retained a financial advisor to assist, among other things, in restructuring these notes.

     ORBIMAGE purchased U.S. Treasury securities in an amount sufficient to pay the interest on the senior notes through March 1, 2000. As of December 31, 1999, held-to-maturity securities restricted for the payment of interest on the senior notes totaled $12.9 million. On March 1, 2000, restricted held-to-maturity securities and the related accrued interest were used to pay the semi-annual interest due on the senior notes of $13.0 million.

Mandatory Redemption

     The senior notes mature on March 1, 2005. ORBIMAGE is not required to make mandatory redemption or sinking fund payments with respect to the senior notes. However, ORBIMAGE may be obligated, under certain circumstances, to make an offer to purchase: (i) all outstanding senior notes at a redemption price of 101% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages (if any) to the date of purchase, upon a change of control, and (ii) outstanding senior notes with a portion of the net proceeds of certain asset sales at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages (if any) to the date of the purchase.

Covenants

     The indenture for the senior notes restricts, among other things, ORBIMAGE's ability to pay dividends.

(12) LEASE COMMITMENTS

     Aggregate minimum rental commitments under non-cancelable operating and capital leases (primarily for office space and equipment) as of December 31, 2000 were as follows (in thousands):

                                                OPERATING       CAPITAL
                                                --------        ------
                2001...................         $    212        $   20
                2002...................              211            13
                2003...................              199             -
                2004...................              211             -
                2005...................              219             -
                Thereafter.............              738             -
                                                --------        ------
                                                $  1,790            33
                                                ========
                Less:  interest at 18%                              (5)
                Less:  current portion                             (16)
                                                                ------
                Total..................                         $   12
                                                                ======

(13) PREFERRED STOCK SUBJECT TO REPURCHASE

     ORBIMAGE has authorized 10,000,000 shares of $0.01 par value preferred stock, of which: (a) 2,000,000 shares of the Series A preferred stock have been authorized, of which 868,052 shares were issued and outstanding as of December 31, 2000; (b) 2,000,000 shares of the Series B preferred stock have been authorized, none of which have been issued and (c) 2,000,000 shares of the Series C preferred stock have been authorized, none of which have been issued.

Dividends

     The Series A preferred stock is assigned a stated value of $100 per share and is entitled to a cumulative dividend of 12% per annum payable semi-annually on May 1 and November 1 of each year, in cash or, in lieu thereof, payable in-kind in shares of Series A preferred stock on the basis of 120 shares of Series A preferred stock for each 1,000 shares of Series A preferred stock outstanding. To date, all dividends have been paid in-kind. As of December 31, 2000, cumulative preferred stock dividends in arrears totaled 17,361 shares. Upon mandatory conversion prior to the fourth anniversary of the issuance of any Series A preferred stock, a Series A holder shall also receive the dividends with respect to the Series A preferred stock that would have accrued from the date of the mandatory conversion to the fourth anniversary of the initial issuance of the Series A preferred stock.

Ranking

     Series A holders have certain preferences upon dividend distributions, distributions upon liquidation or distributions upon merger, consolidation or sale of assets over the holders of Series B preferred stock (if and when issued), Series C preferred stock (if and when issued), the common holders and any other class of stock ranking junior to the Series A preferred stock.

Voting Rights

     Each Series A holder is entitled to such number (rounded to the nearest whole number) of votes as such Series A holder would be entitled if such Series A holder had converted its Series A preferred stock into shares of common stock.

Conversion Rights

     The Series A holders have the option, at any time, or from time to time, to convert their Series A preferred stock into fully paid and non-assessable shares of common stock. The number of shares of common stock issued upon such conversion will be determined by multiplying each Series A holder's number of Series A preferred stock by a fraction, the numerator of which is the Series A preferred stock Stated Value and the denominator of which is a conversion price, subject to anti-dilutive adjustments. The per share conversion price is currently $4.17. The Series A preferred stock shall be automatically converted into shares of common stock upon the earliest to occur of any one of the following events:

     - the closing, under certain circumstances, of a public offering of the common stock;

     - the culmination of a 180-day period in which the average price of the common stock exceeds a certain level relative to the conversion price or

     - the proposed sale of no less than 70% of the common stock on a fully diluted basis.

Change of Control

     Although not redeemable at the option of the holders, ORBIMAGE has certain obligations to our Series A holders upon a "change of control" as deemed in the stock purchase agreement. If a change of control occurs before the latest of:

     -   the successful on-orbit checkout of OrbView-3,

     - the closing of an initial public offering that meets certain criteria, or

     - the end of a 180-day period in which the average price of the common stock exceeds a certain level relative to the conversion price of the Series A preferred stock,

then ORBIMAGE must offer to purchase, subject to the rights of the holders of the senior notes, all outstanding shares of Series A preferred stock for a purchase price of 101% of the liquidation amount of the stock. If the change of control occurs before the fourth anniversary of the initial 1997 sale of the Series A preferred stock, then ORBIMAGE must also pay each Series A holder an amount equal to the dividends that would have accrued on such holder's shares of Series A preferred stock from the date of the change of control through the fourth anniversary of the initial 1997 sale of the Series A preferred stock.

     The activity in the preferred stock subject to repurchase was as follows for the years ended December 31, 1998, 1999 and 2000 (dollars in thousands):

                                                                                       SHARES                            AMOUNT
                                                                                       -------                          ---------
            BALANCE AS OF DECEMBER 31, 1997...........................                 392,887                          $  36,355
                Shares issued in private offering, net................                 227,295                             21,275
                Preferred stock dividends paid in shares..............                  67,394                              8,906
                Deemed dividend on issuance of preferred stock
                  subject to repurchase...............................                       -                              9,975
                Accrual of preferred stock dividends..................                       -                              1,978
                                                                                       -------                          ---------

            BALANCE AS OF DECEMBER 31, 1998 ..........................                 687,576                             78,489

                Preferred stock dividends paid in shares..............                  84,985                             10,758
                Accrual of preferred stock dividends..................                       -                              2,316
                                                                                       -------                          ---------

            BALANCE AS OF DECEMBER 31, 1999...........................                 772,561                             91,563
                Preferred stock dividends paid in shares..............                  95,491                             13,916
                Accrual of preferred stock dividends..................                       -                                624
                                                                                       -------                          ---------

            BALANCE AS OF DECEMBER 31, 2000...........................                 868,052                          $106,103
                                                                                       =======                          ========

(14) COMMON STOCK WARRANTS

     In connection with the units offering on February 25, 1998, ORBIMAGE issued 150,000 warrants, which entitle the holders to acquire 1,312,746 shares of ORBIMAGE's common stock. The exercise price is $0.01 per share and as of December 31, 1999, the warrants are exercisable. Each warrant entitles the holder to buy 8.75164 shares of common stock. The warrants expire on March 1, 2005.

(15) STOCK OPTION PLAN

     Through ORBIMAGE's stock option plan, as amended (the "Plan"), ORBIMAGE may issue to its employees, Orbital's employees, consultants or advisors incentive or non-qualified options to purchase up to 4,800,000 shares of ORBIMAGE's common stock. Under the Plan, stock options may not be granted with an exercise price less than 85% of the stock's fair market value at the date of the grant as determined by the Board of Directors. ORBIMAGE's options generally vest in one-third increments over either a two-year or a three-year period. The following table summarizes the activity relating to the Plan for the years ended December 31, 1998, 1999 and 2000:

                                                                                                     WEIGHTED           OUTSTANDING
                                                                 NUMBER OF       OPTION PRICE         AVERAGE               AND
                                                                  SHARES           PER SHARE       EXERCISE PRICE       EXERCISABLE
                                                                ----------       ------------      --------------       -----------
        OUTSTANDING AS OF DECEMBER 31, 1997..............        1,884,000        $ 3.60-4.17         $  3.75              707,250
            Granted......................................          761,500          4.17-5.10            4.55
            Exercised....................................               --                 --              --
            Canceled or expired..........................           (9,000)         4.17-5.10            4.69
                                                                ----------        -----------         -------            ---------
        OUTSTANDING AS OF DECEMBER 31, 1998..............        2,636,500          3.60-5.10            3.98            1,181,451
            Granted......................................          786,323               6.25            6.25
            Exercised....................................               --                 --              --
            Canceled or expired..........................         (129,251)         4.17-6.25            4.92
                                                                ----------        -----------         -------            ---------
        OUTSTANDING AS OF DECEMBER 31, 1999..............        3,293,572          3.60-6.25            4.48            1,916,611
            Granted......................................          522,347               7.25            7.25
            Exercised....................................               --                 --              --
            Canceled or expired..........................         (304,239)         3.60-7.25            5.91
                                                                ----------        -----------         -------            ---------
        OUTSTANDING AS OF DECEMBER 31, 2000
        .................................................        3,511,680        $ 3.60-7.25         $  4.77            2,510,455
                                                                ==========        ===========         =======            =========

     As of December 31, 2000, the weighted average remaining contractual life of the options outstanding was 7.1 years.

     Had ORBIMAGE determined compensation expense based on the fair value at the grant date for its stock options in accordance with the fair value method prescribed by SFAS 123, ORBIMAGE's pro forma net loss and pro forma basic loss per common share would have been approximately $6.3 million and $1.08, respectively, for the year ended December 31, 1998; $7.7 million and $0.82, respectively, for the year ended December 31, 1999; and $11.0 million and $1.01, respectively, for the year ended December 31, 2000. Pro forma diluted loss per common share for the years ended December 31, 1998, 1999 and 2000 would be the same as the pro forma basic loss per share shown above since all potentially dilutive securities are antidilutive and are excluded due to the net loss for each year presented.. Pro forma net loss as stated above is not necessarily representative of the effects of reported net income (loss) for future years due to, among other things, the vesting period of the stock options and the fair value of the additional stock options in future years.

     ORBIMAGE used the Black-Scholes options pricing model for the year ended December 31, 1999 and 2000 for options issued to employees and directors to determine the pro forma impact to its net loss. For the year ended December 31, 1998, ORBIMAGE used the minimum value method, which does not consider volatility. Both models utilize certain information, such as the interest rate on a risk-free security maturing generally at the same time as the option being valued, and requires certain assumptions, such as the expected amount of time an option will be outstanding until it is exercised or it expires, to calculate the weighted-average fair value per share of stock options granted. The assumptions used to determine the pro forma impact for the years ended December 31, 1998, 1999 and 2000 were as follows:

                                                                                 YEARS ENDED DECEMBER 31,
                                                                                 ------------------------
                                                                      1998                 1999                  2000
                                                              -------------------  -------------------   -------------------
               Volatility.................................                 0.0%                30.0%                 34.0%
               Dividend yield.............................                 0.0%                 0.0%                  0.0%
               Risk-free interest rate....................                 5.5%                 6.6%                  6.2%
               Expected average life......................           6.0 years            6.0 years             6.0 years
               Weighted average exercise price per share..        $       3.98         $       4.48          $       4.77

     The fair value of the options granted to employees and directors during the years ended December 31, 1998, 1999 and 2000 were estimated at $1.26 per share, $2.69 per share and $3.26 per share, respectively. Compensation expense recognized during each of the years ended December 31, 1998, 1999 and 2000 on stock options granted to employees and directors was $0.2 million.

     On January 24, 2001, ORBIMAGE granted 779,945 options to purchase shares of common stock to employees, directors and consultants. The stock options were granted with an exercise price of $1.50 and generally vest in one-third increments over a two-year period. ORBIMAGE will expense the value of the 5,000 compensatory options that were issued to consultants over the two-year vesting period of the options.

(16) SEGMENT INFORMATION

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes reporting standards for a company's operating segments and related disclosures about its products, services, geographic areas and major customers. SFAS No. 131 requires comparative segment information; however, ORBIMAGE operated as a single segment for the years ended December 31, 1998, 1999 and 2000.

     ORBIMAGE recognized revenues related to contracts with the National Aeronautics and Space Administration of approximately $9.6 million, $9.4 million and $9.0 million for the years ended December 31, 1998, 1999 and 2000, respectively, representing approximately 82%, 51% and 37%, respectively, of total revenues recognized during those years.

(17) SUBSEQUENT EVENTS

RadarSat-2 Territorial License

     In January 2001, ORBIMAGE was obligated to make a $15 million payment to MDA under the RadarSat-2 License Agreement. On February 9, 2001, ORBIMAGE and MDA reached an agreement whereby the RadarSat-2 License agreement was terminated and replaced with the RadarSat-2 Territorial License agreement under which MDA granted to ORBIMAGE an exclusive territorial license to distribute and sell RadarSat-2 imagery in the United States in exchange for $40 million. The $30 million of RadarSat-2 payments previously remitted to MDA under the RadarSat-2 License were applied to the RadarSat-2 Territorial License. The remaining $10 million obligation is to be paid by ORBIMAGE in two equal installments of $5 million each on July 2, 2002 and December 31, 2002. ORBIMAGE is also obligated to pay 60 percent of the operating costs for RadarSat-2, up to a maximum of $6 million per year.

     Orbital provided a guarantee of ORBIMAGE's performance under the RadarSat-2 Territorial License agreement. On February 9, 2001, ORBIMAGE and Orbital entered into a purchase agreement whereby Orbital agreed to purchase trade accounts receivable from ORBIMAGE for an aggregate purchase price of $10 million. Orbital is obligated to make up to two $5 million cash purchases of receivables to coincide with the payment dates set forth in the RadarSat-2 Territorial License agreement. Orbital's obligation to make each purchase under the purchase agreement is conditioned, among other things, on ORBIMAGE notifying Orbital of its inability to make such payments to MDA due to financial hardship.

Orbital Advance

     On January 31, 2001, ORBIMAGE did not receive the $20 million Orbital Advance. On February 9, 2001, ORBIMAGE notified Orbital that it was in breach of the $20 million Orbital Advance and requested full payment of the amount outstanding. ORBIMAGE intends to dispute any assertions Orbital may make that it is not obligated to make the Orbital Advance. The parties have agreed to resolve this matter as part of the overall restructure of ORBIMAGE's senior notes. ORBIMAGE has not waived the existence of any events of default nor any events giving rise to termination rights, which may have occurred or may hereafter occur with respect to the System Procurement Agreement.

     On March 13, 2001, Orbital notified ORBIMAGE that OrbView-4 would not be launched by May 31, 2001, and accordingly entered into an agreement with ORBIMAGE whereby Orbital agreed to pay ORBIMAGE $1 million of the $2.5 million cash penalty due May 31, 2001 immediately in exchange for a $50,000 reduction in the remaining amount of the cash penalty.